PAGE 3 TO THE
CERTIFICATE OF AMENDMENT
ARTICLES OF INCORPORATION

SANUWAVE HEALTH, INC.
Entity No.: C12174-2004

5. Information Being Changed:

The Articles of Incorporation of SANUWAVE Health, Inc. (the “Corporation”) are hereby amended to add the following at the end of the third paragraph thereto referring to the number of shares with par value:

“Upon the filing and effectiveness (the “Reverse Stock Split Effective Time”) pursuant to the General Corporation Law of Nevada of the Certificate of Amendment to these Articles of Incorporation of the Corporation, each three hundred and seventy-five (375) shares of Common Stock issued and outstanding immediately prior to the Reverse Stock Split Effective Time shall, automatically and without any further action on the part of the Corporation or any of the respective holders thereof, be reclassified, combined and converted into one (1) fully paid and nonassessable share of Common Stock (the “Reverse Stock Split”), subject to the treatment of fractional share interests as described below. The reclassification of the Common Stock will be deemed to occur at the Reverse Stock Split Effective Time. From and after the Reverse Stock Split Effective Time, certificates representing Common Stock prior to such reclassification shall represent the number of shares of Common Stock into which such Common Stock prior to such reclassification shall have been reclassified pursuant to the Certificate of Amendment. No fractional shares shall be issued in connection with the Reverse Stock Split and, in lieu thereof, any stockholder who would otherwise be entitled to receive a fractional share of Common Stock shall instead be entitled to receive a cash payment equal to the product obtained by multiplying (a) the closing price per share of the Common Stock on the OTCQB on the date of the Reverse Stock Split Effective Time, after giving effect to the Reverse Stock Split, by (b) the fraction of the share owned by the stockholder, without interest.”